

November 8, 2011

Via Email
Mr. Hans Pandeya
Chief Financial Officer
Business Marketing Services, Inc.
350 Madison Avenue, 8th Floor
New York, NY 10017

>   **Re: Business Marketing Services, Inc.**
>   **Form 10-K for the Year Ended December 31, 2010**
>   **Filed April 15, 2011**
>   **File No. 333-152017**
>
>   **Form 10-Q for the Quarterly Period Ended March 31, 2011**
>   **Filed May 31, 2011**
>   **File No. 333-152017**

Dear Mr. Pandeya:

We issued comments to you on the above captioned filing on August 31, 2011. As of this date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by November 22, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by November 22, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Amy Geddes at (202) 551-3304 or me at (202) 551-3211 if you have any questions.

>   Sincerely,
>
>   /s/ David R. Humphrey
>
>   David R. Humphrey
>   Accounting Branch Chief